Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This presentation includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this presentation.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This presentation relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus of IPC and Max. This presentation is not a substitute for the definitive joint proxy statement/prospectus or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

In-Line with IPC’s Strategic Objectives	■	Creates a leading specialty insurance and reinsurance company with global and diversified operating platforms
	■	Diversification into non-correlated risks that will reduce IPC’s earnings volatility and risk of large capital losses as a standalone property catastrophe company
	■	Enhanced size and scope leading to potentially stronger, more stable ratings and higher valuation multiples
	■	Highly complementary businesses with limited overlap
	■	Experienced management and underwriting teams with long-standing industry knowledge and relationships
	■	More efficient use of capital from scale and diversification
	■	Common culture and low integration risk
	■	IPC shareholders continue to benefit from IPC’s franchise value built over 15 years as the combined entity will maintain position as a leading specialty catastrophe reinsurer

Offers Significant Value to IPC Shareholders	■	Significant value creation potential over monoline standalone business plan for IPC
	■	Higher returns on equity
	■	Amalgamation with Max delivers $31.67 of pro forma diluted tangible BVPS and $31.97 of diluted BVPS, compared to no higher than $28.52 and $29.70 under Validus offer
■

The exchange ratio in the amalgamation with Max represents a 6.4% premium to the ratio of book values and 3.1% premium to the ratio of tangible book values, compared to 12.7% and 19.4% discounts under the Validus offer

	■	Validus’s share price at the time of its offer was near its 52-week high whereas Max was trading at 53% of its 52-week high when the amalgamation was announced

Result of a Thorough and Robust Process	■	The amalgamation is the result of a strategic review process that lasted more than a year
	■	Validus was considered but failed to meet IPC’s strategic goals
	■	The exchange ratio was the result of negotiations between IPC and Max
	■	IPC carried out extensive due diligence of Max, with the help of outside advisors, including its investment portfolio and loss reserves
	■	IPC and Max have prepared a detailed combined business plan whose implementation is ensured by ongoing representation by all of IPC’s existing independent directors

Expected to Close in June 2009 / Before Hurricane Season	■	The amalgamation has already received all regulatory approvals, and no delays from remaining approvals are anticipated
	■	No outside financing; all required lender consents have already been obtained
	■	Satisfactory indicative ratings for the combined business from rating agencies
	■	In contrast, a combination between IPC and Validus likely could not be completed before September at the earliest

Max Transaction and Validus Offer are NOT “Either or” Options	■	The proposed amalgamation with Max would have to be rejected by IPC shareholders before IPC would be able to negotiate any transaction with Validus
	■	It is possible that IPC would decide not to enter into a transaction with Validus if the Max amalgamation were rejected
	■	Closing of a hypothetical transaction with Validus would be subject to obtaining consents under IPC’s and Validus’s credit facilities and achieving satisfactory indications from the ratings agencies
	■	Validus’s announced tender offer is highly conditional, and a scheme of arrangement is impractical and would face substantial legal difficulties

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1. IPC / Max In-Line with IPC’s Strategic Objectives

Deliver Superior Value to Shareholders	✓	A combination increases return on capital
	✓	Clear path to achieve significant upside in valuation

Increase Scale and Scope	✓	Strong capital base with over $3 billion of equity
	✓	Supports stronger, more stable ratings and valuation multiples

Diversify into Non- Correlated Risks	✓	Reduce IPC’s earnings volatility and risk of large capital losses as a standalone property catastrophe company
	✓	Established global and diversified operating platforms
	✓	More efficient use of capital from scale, diversification and reduced correlation
	✓	Highly complementary businesses with limited overlap

Preserve IPC’s Existing Franchise Value	✓	IPC shareholders continue to benefit from IPC’s business and franchise value built over 15 years as a leading specialty property catastrophe reinsurer
	✓	Common culture and low integration risk

Increase Management Depth	✓	Experienced management and underwriting teams with long-standing industry knowledge and relationships

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# Uncorrelated Diversification and Global Operating Platforms

## IPC Holdings

P&C short-tail
7%
93%
Property/property cat
100%
Bermuda reinsurance

2008 GPW = $403 million

## Max Capital

Life & annuity
19%
Property/property cat
20%
19%
P&C short-tail
42%
P&C long-tail
Lloyd's
1%
U.S. Specialty
15%
Bermuda/Dublin Reinsurance
Bermuda/Dublin Insurance
31%
53%

2008 GPW = $1,254 million

## Combined

Life & annuity
15%
Property/property cat
P&C long-tail
38%
32%
16%
P&C short-tail
Lloyd's
1%
U.S. Specialty
12%
Bermuda/Dublin Insurance
Bermuda/Dublin Reinsurance
64%
23%

2008 GPW = $1,658 million

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(1)	Investment portfolio includes cash.
(2)	Does not reflect GAAP purchase accounting adjustments. For more information, see the joint proxy statement/prospectus filed with the SEC by IPC on May 7, 2009.

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2. Significant Value Creation Potential

Projections

■	Monoline case: Financial analyses and forecasts provided by the management of IPC reflecting IPC continuing as a monoline property catastrophe company
■

Organic growth case: Financial analyses and forecasts provided by the management of IPC reflecting IPC’s expansion into additional lines of business and geographic locations including a Lloyd’s platform, a crop reinsurance quota share business and certain specialty reinsurance areas

■	Run-off case: Internal analyses and forecasts provided by the management of IPC reflecting a run-off of IPC’s business
■	IPC / Max combined case[2]: Internal financial analyses and forecasts relating to the combined entity prepared jointly by the managements of IPC and Max, or as directed by the management of IPC

Note:   Equity value per share based on dividend discount model analysis at 13.0% cost of equity and 2.0% perpetuity growth rate.

(1)	Represents IPC’s pro rata share, as implied by the transaction exchange ratio of 0.6429, of the combined entity equity value per share.

(2)	Based on the “combined entity case 1” referred to in the joint registration statement / proxy of IPC and Max under the heading “The Amalgamation—Opinion of J.P. Morgan Securities Inc., Financial Advisor to IPC’s Board”.

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Note: Financial projections reflect an average loss ratio for the property catastrophe business of 55% and do not represent a specific forecast of individual year loss ratios.

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3. Result of a Thorough and Robust Process

¡	Since its inception in 1993, IPC has successfully operated as a monoline company focused on property catastrophe reinsurance

¡

Following the losses from the 2005 Atlantic hurricanes, the rating agencies increased the capital requirements for monoline property catastrophe reinsurers. By October 2007, it was evident to IPC’s management and board of directors that if IPC continued to follow the monoline property catastrophe model it might be more challenging to optimize shareholder value in the future as compared to following a more diversified business model

¡	IPC’s board of directors, with input from management, decided that strategic options should be developed and evaluated

¡

In the first quarter of 2008, IPC engaged J.P. Morgan to assist IPC with a strategic review process. As part of this process, IPC’s board of directors and management determined to consider achieving the diversification objectives through internal growth or a business combination with a company with diversified business lines and platforms with a market capitalization of a similar size to IPC’s market capitalization

¡	IPC identified and evaluated a list of potential counterparties with whom a combination could potentially achieve IPC’s strategic objectives

¡

In early October, IPC’s board of directors authorized J.P. Morgan to contact a select list of third parties from among the potential counterparties and peer companies that IPC initially considered. The parties on the select list were those that IPC determined were most likely to satisfy IPC’s strategic objectives, and it excluded parties, including Validus, that IPC believed were not appropriate potential counterparties for a business combination

¡

IPC’s board of directors believes that the amalgamation would be more favorable to IPC than operating as a monoline company or diversifying through organic growth in light of the potential rewards, risks and uncertainties associated with these alternatives

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Initial Contact	■	IPC, with J.P. Morgan’s assistance started to identify potential counterparties and evaluate the extent to which they met its strategic goals
■

In early October 2008, IPC’s board of directors authorized J.P. Morgan to contact a select list of third parties from among the potential counterparties and peer companies that IPC initially considered

	■	IPC and J.P. Morgan also received in-bound calls
	■	During the last half of October 2008 and first half of November, IPC entered into confidentiality and standstill agreements with eight potential counterparties, including Max

Initial Meetings and Receipt of Initial Merger Proposals	■	Following discussions with six of the potential counterparties from the beginning of November, IPC asked the parties to submit formal merger proposals by December 8, 2008
	■	IPC received formal written proposals from four counterparties, including Max, and one oral proposal
	■	On December 19, 2008, IPC’s board of directors approved IPC continuing discussions regarding a business combination with three counterparties, including Max

Selection of a Partner for Exclusive Negotiations	■	As it became apparent that no agreement could be reached, IPC and one of the three parties determined to end their discussions
	■	IPC, its outside advisors and independent consultants engaged in preliminary due diligence on key threshold items with the two remaining parties, including Max, starting on January 16, 2009
	■	IPC worked together with the two parties to develop preliminary business plans for potential combined companies, and negotiated governance term sheets for the two proposals

Exclusivity	■	On January 29, 2009, IPC’s board of directors authorized IPC management to finalize a non-binding term sheet and to enter into an exclusivity agreement with Max
	■	From February 2 to March 1, 2009, IPC, its outside advisors and independent consultants continued due diligence and negotiated definitive transaction documentation
■

During the month of February 2009, IPC and Max made joint presentations to the rating agencies regarding the potential financial strength of a potential combined company. IPC, Max and their advisors also negotiated the terms of the amendments to both Max’s and IPC’s respective syndicated credit facilities

	■	On March 1, 2009, IPC and Max reached an agreement and IPC’s and Max’s directors unanimously approved the amalgamation agreement

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¡	From January 16 until January 29, 2009, IPC and its outside advisors engaged in preliminary due diligence on key threshold items on two parties, including Max

¡

Outside advisors included an independent consulting firm, an independent investment advisory firm and an independent accounting firm, in addition to J.P. Morgan as financial advisor and Sullivan & Cromwell and Mello Jones & Martin as legal advisors

¡	Key threshold due diligence items included:

¡	Valuation and liquidity of Max’s investment portfolio

¡	Loss reserves

¡	Ability to manage the initial aggregation of catastrophe risk

¡	Enterprise risk management

¡	Collectability of ceded reinsurance

¡	Accounting

¡	Information technology

¡	Change in control provisions

¡	Pending litigation and claims and other contingencies

¡	From February 2 to February 27, 2009, IPC management, its advisors and independent consultants worked to continue IPC’s due diligence investigation into Max

¡	As a result of the due diligence process IPC was able to gain comfort with Max as an amalgamation partner

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4. Timing

Approval			Completion

Regulatory Approvals and Acknowledgements	■	Hart-Scott-Rodino	✓
	■	Lloyd’s	✓
	■	UK FSA	✓
	■	Ireland	✓
	■	Delaware Insurance Department	✓
	■	Indiana Insurance Department	✓
	■	Monetary Authority of Singapore	✓

Joint Rating Agency Meetings	■	A.M. Best	✓
	■	Moody’s	✓
	■	Standard & Poor’s	✓

Syndicated Credit Facilities	■	IPC lenders	✓
	■	Max lenders	✓

Shareholder Approvals	■	Proxy statement effective	✓
	■	IPC shareholders	June 12th
	■	Max shareholders	June 12th

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5. Max Transaction and Validus Offer not “Either or” Option

¡	Neither IPC’s nor Max’s Board may withdraw or modify its recommendation of the amalgamation and the related matters unless one party’s Board has:

¡	concluded in good faith, after consulting with its outside counsel and legal advisors, that such action is reasonably likely to be required to comply with their fiduciary duties;

¡	not otherwise materially breached its obligations under the amalgamation agreement with respect to changing its recommendation; and

¡	given the other party five days to agree to alter the terms of the amalgamation agreement in a manner that removes the need for the change in recommendation

¡

Even if IPC’s or Max’s Board changes its recommendation, IPC’s and Max’s Board are still required to submit the relevant matters to the vote of their respective shareholders at their shareholder meeting

¡

If IPC’s shareholders vote no on the matters related to the amalgamation with Max, there is no assurance that Validus will not revoke its offer or lower the exchange ratio it is offering; even if Validus’s offer remains unchanged, there is no assurance that IPC’s board will pursue the offer

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¡

In early October 2008, IPC’s Board of Directors and management, with the assistance of J.P. Morgan, selected parties who were most likely to satisfy IPC’s strategic objectives, and excluded parties that IPC believed were not appropriate potential counterparties for a business combination

¡

Although IPC had previously identified Validus as a potential counterparty because of its similar size to IPC, after careful consideration IPC did not include Validus in its select list of potential counterparties for J.P. Morgan to contact because a combination with Validus would not satisfy IPC’s objective of diversification

¡	Specifically, IPC determined that a business combination with Validus would not be likely to achieve IPC’s strategic objectives due to:

¡	Validus’s catastrophe exposure

¡	The level of Validus’s goodwill and intangible assets

¡	Validus’s relative lack of seasoning as compared to other alternatives, given its formation in 2005 and acquisition of substantial assets in 2007

¡	Other parties that had not been included on the initial list of selected potential counterparties contacted IPC, and the Company’s board considered every proposal

¡

On November 3, 2008, IPC received an unsolicited proposal from a large, publicly-traded insurance company proposing that IPC and the company enter into an exclusivity agreement to discuss an acquisition of IPC in a stock-for-stock transaction. As the proposal was based on an unsatisfactory valuation of IPC’s book value and was subject to detailed due diligence, IPC’s board of directors declined to grant exclusivity but invited the company to participate in the process. The counterparty declined

¡

Another company with a business profile similar to Validus contacted IPC and made a business case to be included in the process. IPC agreed and held discussions with that counterparty over several months until it entered into an exclusivity agreement with Max

¡	IPC also received unsolicited indications of interest from parties referred to as Party H and Party I in the proxy statement, and met with and received a formal proposal from Party K

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Note: Based on share counts as of December 31, 2008, diluted using the treasury stock method with share prices as of April 3, 2009.

(1)	For comparative purposes, based on a theoretical transaction with Max as the issuer. The exchange ratio of 1.5555 is calculated as the inverse of the 0.6429 exchange ratio in the amalgamation with IPC as the issuer. This theoretical calculation is used only for the purpose of comparing the amalgamation with Validus’s offer in order to calculate the premium / discount on the same basis.

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IPC / MAX Transaction Delivers More BVPS Than The Validus Offer

Diluted Tangible Book Value per IPC Share

Combined[1]
% Accretion to IPC: 1.2%
% Dilution to IPC: (12.3%)
$32.85
$33.23
$28.80
IPC
IPC / Max
Validus / IPC

Pro Forma for PGAAP
% Dilution to IPC: (3.6%)
% Dilution to IPC: (13.2%)
$32.85
$31.67
No higher than $28.52
IPC
IPC / Max
Validus / IPC

Diluted Book Value per IPC Share

Combined[1]
% Accretion to IPC: 2.5%
% Dilution to IPC: (8.7%)
$32.85
$33.67
$29.98
IPC
IPC / Max
Validus / IPC

Pro Forma for PGAAP
% Dilution to IPC: (2.7%)
% Dilution to IPC: (9.6%)
$32.85
$31.97
No higher than $29.70
IPC
IPC / Max
Validus / IPC

(1)	Excludes purchase accounting adjustments and transaction expenses. For more information, see the joint proxy statement/prospectus filed with the SEC by IPC on May 7, 2009.

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¡

The IPC / Max transaction enables IPC shareholders to acquire Max’s diversified business and global platform at a price to book value of 0.72x as of February 27, 2009 one day prior to the announcement of the transaction

¡	The Validus offer is a financially driven transaction that attempts to raise capital by acquiring IPC at a discount to book value

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(1)	Based on exchange ratio of 1.2037x.

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17

(1)	IPC price implied by inverse of the Max transaction exchange ratio of 0.6429.
(2)	IPC price implied by Validus deal exchange ratio of 1.2037.

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IPC 12/31/08 shareholders’ equity	$1,850.9
Plus: Max 12/31/08 shareholders’ equity	1,280.3

Combined 12/31/08 shareholders’ equity	$3,131.3

Transaction expenses	($40.0)
Adjustment to eliminate earnings on intercompany reinsurance transactions	(0.5)
Adjustment to deferred acquisition costs	(51.3)
Adjustment to goodwill and intangible assets	(12.0)
Adjustment to reserve for property and casualty losses and loss adjustment expenses	(60.0)
Adjustment to life and annuity benefits	(70.0)
Adjustment to unearned property and casualty premiums	51.3
Adjustment to senior notes	24.6

($157.9)

Pro forma 12/31/08 shareholders’ equity	$2,973.4

¡	Purchase accounting adjustments result from the allocation of the purchase price for the acquisition based on the fair value of the assets and liabilities acquired from Max

¡

The fair value of Max’s reserve for property and casualty losses and loss adjustment expenses, life and annuity benefits, and loss and loss adjustment expenses recoverable were estimated based on the present value of the underlying cash flows of the loss reserves and recoverables

¡	There was no change in Max’s ultimate net loss estimate as part of the fair value adjustment

¡

In determining the fair value estimate, IPC’s management estimated a risk premium deemed to be reasonable and consistent with expectations in the marketplace given the nature and the related degree of uncertainty of such reserves

¡

The purchase accounting adjustments reflect the discount rates applied to the underlying cash flows and an estimated risk premium associated with such reserves and benefit amounts in order to determine their fair values

¡	It is expected that the fair value adjustments will reverse into income each year, increasing the amount of net income each year during the amortization period

¡	The PGAAP adjustment to Max reserves does not indicate a reserve deficiency

¡

Purchase accounting adjustments for Max include the elimination of approximately $12.0 million of goodwill; after PGAAP adjustments, the combined company has no goodwill and $28.5 million of intangible assets

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